

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Ralph J. Andretta
Chief Executive Officer
Loyalty Ventures Inc.
c/o Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

      Re: **Loyalty Ventures Inc.**
                   Amendment No. 2 to Registration Statement on Form 10
                   Exhibit No. 10.8
                   Filed September 24, 2021
                   File No. 001-40776

Dear Mr. Andretta:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                  Division of Corporation Finance